July 21, 2010	Stacy H. Winick D 202.778.9252 F 202.778.9100 stacy.winick@klgates.com

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Garnett:

Nuveen Diversified Commodity Fund

333-130360

This letter responds to the comments contained in your letter dated April 26, 2010, regarding Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 of the Nuveen Diversified Commodity Fund (the “Fund”). For convenience, each of your comments is repeated below, with responses immediately following.

The responses to these comments are included, as appropriate, in Pre-Effective Amendment No. 5, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from Pre-Effective Amendment No. 4, is enclosed for your convenience.

Registration Statement Facing Page

1.	Comment. Please revise to indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Refer to Rule 12b-2 of the Exchange Act for a definition of these terms.

Response: Agreed and understood; the facing page now indicates that the Fund is a non-accelerated filer.

Ms. Karen J. Garnett

July 21, 2010

Prospectus Summary

Investment Objective, page 2

2.	Comment. We note your response to comment 6 of our letter. Please provide similar revisions in this section of the prospectus summary. Additionally, please expand your disclosure on pages 26 and 27 to include all of the information presented in response to comment 6.

Response. The following language has been added on page 3 (at the end of the second paragraph of “Investment Strategy – Commodity Investments”) in response to the staff’s comment:

The specific commodities in which the Fund will invest, and the relative target weighting of those commodities, will be determined annually by the commodity subadvisor. The target weights are expected to remain unchanged until the next annual determination. The Fund’s portfolio concentration in any size commodity or commodity group will be limited in an attempt to moderate volatility. Under normal market circumstances, the commodity subadvisor avoids exercising discretion between such annual determinations. However, the actual portfolio weights may vary during the year and may in certain circumstances be rebalanced subject to TAP®’s rule-based procedures.

We have also added the following sentences on page 4 (near the end of the first paragraph of “Investment Strategy – Options Strategy”):

Subject to the foregoing limitations, the implementation of the options strategy will be within Gresham’s discretion. Over extended periods of time, the term and “out-of-the moneyness” of the commodity options may vary significantly.

In addition, the following language has been added on pages 29 and 30:

The commodity subadvisor may change the TAP® rules at year end and as a result may change the commodities it invests in. As an example, the commodity subadvisor changed the number of commodities held per group from three to four in 2007, which resulted in the addition of five commodities to the program: gasoline, orange juice, soybean meal, zinc, and palladium. These additions resulted in lower allocations to all of the remaining commodities. During temporary defensive periods or during adverse market circumstances, the Fund may deviate from its investment policies and objective.

Ms. Karen J. Garnett

July 21, 2010

As revised, pages 29 and 30 now contain all of the substantive information presented in our response to prior Comment 6.

Distributions, page 9

3. Comment. We note your response to comment 4 of our letter dated October 16, 2009. Please revise further to briefly explain how you expect to fund distributions that exceed the amount of income earned or capital gains realized by the Fund. Clearly state all possible sources of funds for your distribution payments. Include an additional bullet point under “Special Risk Considerations” that describes the risks associated with funding distributions from offering proceeds, borrowing, or liquidating investments. Also, please clarify whether you may temporarily suspend or reduce distribution payments without a change in your distribution policy. Please make similar revisions to your disclosure on pages 22 and 44 as appropriate. If you do not intend to use offering proceeds to fund distributions, please affirmatively state this in your disclosure.

Response. The disclosure on page 11 has been revised to clarify that distributions may be temporarily suspended or reduced without a change in policy, and that distributions in excess of income or gains may require liquidating investments, and a bullet point has been added under “Special Risk Considerations” on page 7 addressing that possibility. Clarifying language has also been added on pages 25 and 52, including a statement that offering proceeds will not be used to fund distributions.

Manager and Subadvisors, page 7

4.	Comment. We note your response to comment 8 of our letter. Please revise your disclosure in this section to clarify that you have not established formal procedures to resolve potential conflicts of interest related to managing the investments and operations of the Fund. Please add a summary risk factor on page 4 and expand your risk factor on page 20 to address this risk.

Response. Agreed. The following language has been added on page 9:

Neither the Fund nor the manager has established formal procedures to resolve potential conflicts of interest related to managing the investments and operations of the Fund.

Ms. Karen J. Garnett

July 21, 2010

The following language has been added on page 7 under “Special Risk Considerations”;

— neither the Fund nor the manager has established formal procedures to resolve potential conflicts of interest related to managing the investments and operations of the Fund.

In addition, the following language has been added on page 23 under “Conflicts of interest could adversely affect the Fund”;

Neither the Fund nor the manager has established formal procedures to resolve potential conflicts of interest related to managing the investments and operations of the Fund.

5.	Comment. References to the average years of experience of Gresham’s senior management are not appropriate. Please remove this disclosure or provide it on an individual basis. Provide conforming changes to page 8 of the brochure.

Response. The references to average years of experience have been removed from the prospectus and from the brochure.

6.	Comment. We note your statement that “TAP celebrated its 23-year anniversary in January 2010 with a longer history and better risk-adjusted performance than both the DJ/UBS and the GSCI indices.” Please provide support for or remove this statement. Clearly mark the language in the supporting materials that supports this statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Response. The sentence noted above has been removed from the document.

Break-even Analysis, page 11

7.	Comment. We note your response to comment 9 of our letter. Please tell us why you believe it is appropriate for the preliminary prospectus to include an assumed capitalization that is ten times greater than the amount of securities currently registered on this registration statement. Alternatively, please revise to use an assumed capitalization that reflects the current estimated offering amount.

Response. While the Fund continues to assess the market opportunity for this offering, it believes the assumed capitalization is “bona fide”; the Fund will file an amendment increasing the number of shares registered and/or revise the assumed capitalization prior to distributing a preliminary prospectus.

Ms. Karen J. Garnett

July 21, 2010

Risk Factors, page 15

Changing Regulatory Environment, page 16

8.	Comment. Please expand this risk factor to address the recently proposed rule by the CFTC, which will impose speculative limits for futures and options in energy contracts if implemented. Additionally, please revise your disclosure on page 51 to briefly clarify whether the proposed rule will impact your strategy or impact your ability to meet your investment objective.

Response. The following language has been added on page 18:

However, the CFTC has recently announced a proposal to set aggregate position limits on contracts in certain energy commodities, irrespective of the exchange on which a contract is traded, which would adversely impact the effectiveness of the mitigating efforts of the commodity subadvisor. Any position limits established by the CFTC or the exchanges may in the future restrict the full implementation of the Fund’s investment strategy and result in substantial losses on your investment.

In addition, the following language has been added on page 62:

The CFTC has recently announced a proposal to set aggregate position limits on contracts in certain energy commodities, irrespective of the exchange on which a contract is traded, which would adversely impact the effectiveness of the mitigating efforts of the commodity subadvisor. The proposal would adversely impact the ability of the commodity subadvisor to manage additional assets. Any position limits established by the CFTC or the exchanges may in the future restrict the full implementation of the Fund’s investment strategy and result in substantial losses on your investment.

Management of the fund, page 27

9.	Comment. Please ensure that you disclose in future filings the business experience for each of the trustees during the past five years. Specifically, please disclose the following:

•	Mr. Bremmer’s business experience since 2005. For example, please clarify whether he has been a private investor and management consultant since he left Samuels International Associates.

Ms. Karen J. Garnett

July 21, 2010

•	Mr. Kundert’s business experience since 2004.

•	Ms. Stone’s business experience since 2004.

Refer to Item 401(e) of Regulation S-K. As appropriate, please specify the year each individual’s employment began and ended with each entity. If an individual was promoted during their tenure, please specify when the individual was promoted.

Response. As is already disclosed, each of Mr. Kundert and Ms. Stone retired in 2004; as a result neither has had a “principal occupation and employment” since their retirement. The Fund therefore believes that the disclosure concerning the Trustees complies with Item 401(e). The disclosure concerning Mr. Bremmer has been revised to clarify that he has been a private investor and management consultant since 1997.

Manager and Subadvisors, page 29

The Manager and Commodity Pool Operator, page 29

10.	Comment. We note that the signature page identifies Stephen D. Foy as your Chief Financial Officer. Please provide the disclosure required by Item 401(b) and (e) of Regulation S-K.

Response: Information concerning Mr. Foy has been added on page 34.

Nuveen Investments, page 34

11.	Comment. We note that NCAM and NAM have or will adopt policies and procedures intended to address potential conflicts associated with the MDP Acquisition. If you have adopted such policies and procedures, briefly describe them and disclose whether the procedures may be amended.

Response: The statement referred to in the comment has been removed from page 38 because it relates to issues arising under the Investment Company Act and is therefore inapplicable to the Fund.

Gresham Performance Record, page 36

12.	Comment. Please update your disclosure in the composite performance capsule and the rate of return table to provide the most recent available data at the time of filing.

Response: The composite performance capsule and rate of return table have been updated to provide the most recent data available.

Ms. Karen J. Garnett

July 21, 2010

The Commodity Broker, page 38

13.	Comment. We note your statement that the motions and claims against Barclay’s Capital Inc. are without merit. This statement is a legal conclusion that you are not qualified to make. Please remove this statement from your disclosure.

Response: The statement has been removed.

Investment Policies of the Fund, page 42

Borrowings, page 39

14.	Comment. We note your response to comment 14 of our letter. In response to our comment, you state that the 5% limit is not specified in the trust agreement. We therefore reissue our comment. Please clarify that there is no limit on the amount of leverage you may utilize.

Response: The Trust Agreement has been amended to provide that the Fund may not borrow in excess of 5% of it net assets. The following sentence has been added to the prospectus on page 5 and throughout the prospectus as appropriate:

The Fund may not borrow in excess of 5% of its net assets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 51

15.	Comment. We note the reference to margin at the end of the first paragraph. Please expand the disclosure to describe your margin requirements in more detail. Discuss both initial margin and variation margin. Describe the conditions that would cause you to increase the amount deposited as variation margin, and explain how you would fund such increases.

Response. Agreed. The following language has been added on page 62 under the heading “Liquidity and Capital Resources” (underlined text refers to previously existing language):

Once the Fund begins investment activities, the Fund will implement its strategy by taking long positions in commodity future and forward contracts with a portion of the Fund’s assets, writing call options pursuant to TAP PLUSSM and by investing the

Ms. Karen J. Garnett

July 21, 2010

remaining assets of the Fund as collateral in cash equivalents, Treasury bills and other short term, high grade debt securities. The initial margin required to support a strategy based upon TAP PLUSSM currently does not exceed 12.5% of the Fund’s portfolio’s assets. The Fund expects it will post 25% (approximately two times the required initial margin) of its assets in a margin account with the clearing broker; the remaining 75% will be held by the Fund in a separate collateral pool and managed by the collateral subadvisor. The Fund believes the higher allocation to initial margin will provide a significant buffer to accommodate variations in the required margin posting that may result from market volatility, potential gains and losses on the contracts, changes in margin rules, and will minimize the frequency of cash transfers from the Fund’s other collateral pool to meet variation margin requirements. Periodically, or whenever necessary because of changes in market conditions or margin rules, the Fund will true-up or rebalance the margin deposit held by the clearing broker so as to maintain approximately two times the required initial margin.

Trust Agreement, page 55

16.	Comment. Please revise to identify the individual trustees and provide the disclosure required for directors under Item 401 of Regulation S-K.

Response. A cross-reference has been added on page 66 to the information concerning the individual trustees contained in the section captioned “Management of the Fund – Trustees.”

Manager Expenses, page 57

17.	Comment. We note your response to comment 19 of our letter. Please revise to describe the expenses for which the Fund is responsible.

Response: The following language concerning expenses has been added on page 68.

Pursuant to an investment management agreement between the Fund and the manager, the Fund has agreed to pay an annual management fee for the services and facilities provided by the manager.

Ms. Karen J. Garnett

July 21, 2010

Part II: Statement of Additional Information, page 73

Historical Returns and Correlation, page 82

18.	Comment. We note your response to comment 20 of our letter. In response to our comment you have provided charts prepared by Gresham and Nuveen respectively. It is not clear how the information provided supports all of the quantitative and qualitative business and industry data used in this section. Additionally, portions of the supporting materials are not visible because they are cut off at the side of the page. We therefore reissue our comment. Please provide us with support for all quantitative and qualitative business and industry data used in this section. We note on pages 82 and 83, without limitation, the following examples:

•

“Over the past several years, expanding global production in countries such as China and India has fueled tremendous growth in the broad commodities markets. As a result, many investors have sought to take advantage of the continuing upward trend in commodity prices by investing in the common stocks of companies whose business is focused on the production of commodities. Historically, the stocks of companies whose sole business is to produce a single commodity, so called “pure play” companies, have failed to track the returns of the underlying commodities they produce.”

•

“Getting broad exposure to commodity futures is difficult for investors for several reasons. For one, few people actively invest in derivatives. In addition, commodity futures are short maturity claims on real assets that require constant reinvestment and a significant commitment of margin funds to maintain exposure to a diversified set of commodity futures over the long term. Another important point is that historical commodity data is relatively scarce compared to stocks and bonds, despite the fact that commodities have been traded in the United States for over 100 years. The University of Chicago Center for Research in Security Prices has no commodity futures data, nor does Ibbotson Associates.”

Ms. Karen J. Garnett

July 21, 2010

Clearly mark the specific language in the materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Alternatively, please remove these statements.

Response: Part II has been substantially rewritten and so much of the text noted has been deleted. Backup information relating to Part II will be provided supplementally.

Signatures, page II-4

19.	Comment. We note your response to comment 24 of our letter. Please confirm that Stephen D. Foy is also your principal accounting officer or controller or include that person’s signature in your next amendment. Additionally, we continue to believe that your trustees must sign the registration statement because they appear to be performing functions similar to the board of directors. We refer to Instruction 1 to Signatures on Form S-1.

Response: Mr. Foy is the Fund’s principal accounting officer, and that has been specified on the signature page. With respect to the individual trustees, the Fund believes that, other than serving the audit committee and nominating committee functions required to satisfy the NYSE Amex listing requirements, the trustees are not and will not be performing other functions similar to a normal board of directors. For example, the individual trustees do not have the power to remove or replace the manager (except in very limited circumstances for cause, as specifically defined in the trust agreement) or the subadvisors, to elect or appoint officers or representatives of the Fund, to approve or disapprove any transaction or activity by the Fund, to review or approve the investments of the Fund, to approve or change any fees to be paid by the Fund, or to approve or change any of the Fund’s third party service providers. As discussed with the staff, since the filing of pre-effective Amendment No. 4, the Fund has received the no-action relief from the CFTC referred to in our response to Comment 24. That relief is premised on the individual trustees having the very limited role described in the prospectus. Requiring the individual trustees to sign the registration statement could imply a greater role than they in fact have, calling into question the CFTC relief while also exposing the individual trustees to liability when, because of their limited roles, they have not been involved in the preparation of the filings in the way directors of a corporation or investment company would be. The Fund therefore continues to believe that the signatures it has provided are appropriate.

Draft Legal Opinion

20.	Comment. Please file this opinion and the draft tax opinion as part of your correspondence on EDGAR.

Response. The revised draft legal opinions have been submitted as part of our correspondence on EDGAR.

Ms. Karen J. Garnett

July 21, 2010

21.	Comment. Refer to assumption (ii) beginning at the bottom of page 1 of the draft opinion. We note that counsel has assumed due authorization, adoption, execution and delivery by all parties to certain documents related to the Trust. This assumes facts that should be known or readily ascertainable as it pertains to the Trust or to officers and other representatives of the Trust. Please have counsel provide a revised opinion that does not include this assumption.

Response. The assumption in the revised draft opinion has been limited to parties other than the Trust and its officers and representatives.

Draft Tax Opinion

22.	Comment. We note on page 2 that counsel has assumed the authority of individuals executing documents. This assumes facts that should be known or are readily ascertainable as it pertains to the Trust or to officers and other representatives of the Trust. Please have counsel provide a revised opinion that does not include these assumptions.

Response. The assumption as to authority has been deleted in the revised draft opinion.

23.	Comment. We note the limitation on reliance in the last paragraph on page 2. Please have counsel remove the limitation or make it clear that any prospective investor may rely on the opinion. Also, please provide a revised opinion that removes the additional qualifying language relating to the establishment of a lawyer-client relationship with Fund shareholders.

Response. The draft opinion has been revised to make it clear that prospective investors may rely on the opinion. The Fund and counsel continue to believe that the language clarifying that no lawyer-client relationship is established is appropriate, especially in view of the proposed expansion, to include prospective shareholders, of the persons who may rely on the tax opinion. The statement is correct, and has been made in numerous other opinions filed as exhibits to registration statements.

Ms. Karen J. Garnett

July 21, 2010

Sales Literature submitted March 23, 2010.

24.	Comment. We note your statement on page 2 that “[t]his is the first actively managed commodity Fund to be listed on a U.S. stock exchange.” Please provide support for this statement or remove it.

Response. The statement has been revised to read as follows:

This is the first actively managed fund to be listed on any NYSE Euronext group exchange that invests primarily in a diversified portfolio of commodity futures and options contracts.

An email from NYSE Euronext confirming the statement noted above is being provided supplementally.

25.	Comment. We note, on page 7, that you list no leverage as a potential advantage. However, we note disclosure in the prospectus indicating that you may borrow up to 5% of the value of the Fund’s net assets. Further, we note that there is no limit specified in the trust agreement. Please revise the brochure to clarify that there are no restrictions on the Fund’s ability to employ leverage. Additionally, please add a risk factor on page 11 to clarify that there is no limit in your trust agreement on the amount of leverage you may utilize.

Response. As previously noted in response to comment 14, the Trust Agreement has been amended to provide that the Fund may not borrow in excess of 5% of it net assets. The following sentence has been added to the prospectus and the sales literature:

The Fund may not borrow in excess of 5% of its net assets.

26.	Comment. On page 11, please add a risk factor to disclose that you may not pay distributions on a monthly basis. Further, please disclose that you may need to borrow money, sell assets or use offering proceeds to pay distributions.

Response. Agreed. In addition, the following language has been added to the prospectus and the sales literature

The Fund may need to liquidate some of its investments in order to make distributions, and such liquidation could be at times or on terms different than those the Fund would otherwise select, which could have an adverse effect on the Fund’s results.

Ms. Karen J. Garnett

July 21, 2010

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.778.9252, Craig Walker at 312.807.4321 or Don Weiss at 312.807.4303.

Very truly yours,

Stacy H. Winick